Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated February 16, 2011
LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media
The article attached as Exhibit A appeared in the Kansas City Business Journal on February 11, 2011.
The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.
Statements in the articles attached that are not attributed directly to Mr. Sanborn or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.
You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.
Clarifications and Corrections
Lending Club's maximum loan amount is $35,000.
Forward-Looking Statements
Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A
Financial crisis works as equalizer for peer-to-peer lending
Date: Friday, February 11, 2011, 5:00am CST
The financial crisis, credit crunch and record number of bank failures since late 2008 is boosting a non-bank lending industry known as peer-to-peer lending to national prominence.
Peer-to-peer lending is an online platform that connects people who want to borrow money with those who want to lend it. The lenders, or investors, choose the amount they want to loan and to whom based on the quality of the borrowers’ loan proposal and credit history. Borrowers make monthly payments with interest to the investors.
California-based Lending Club and Prosper, the two largest online peer-to-peer companies, offer loans ranging from $1,000 to $25,000, with lenders putting in as little as $25 a loan.
Lending Club, which in October started offering loans in Kansas, passed $200 million in total U.S. loan originations in December, just nine months after passing the $100 million mark. In just four months, the company has passed $1 million in loan originations in Kansas, and Missourians have borrowed $3.5 million through Lending Club since it launched in the spring of 2007.
“We are taking advantage of the fact that these people are overpaying because banks and credit card companies have done insufficient risk-based loan pricing,” said Scott Sanborn, Lending Club’s chief marketing officer.
More than 63 percent of Lending Club personal loans are used to pay off higher-interest debt. Lending Club’s interest rate loans average 11.9 percent; the national credit card average is 14.73 percent.
Kansas City resident Dale Grosbach has loaned more than $10,000 in Lending Club to more than 300 borrowers, receiving a rate of return of just more than 7 percent net of fees and loans in default. Investing in that many borrowers is a way to spread the risk, he said.
Other peer-to-peer lending sites include Loanio, VirginMoney and Kiva, which specifically deals in loans for entrepreneurs.
The draw of P2P lending for borrowers and lenders is that the companies serving as intermediaries charge service fees as low as 1 percent, resulting in interest rates generally lower than those on credit cards or bank loans (for those borrowing) and higher than rates on other investment products (for those lending).
Peer-to-peer lending is another example of innovation underpinning U.S. economic growth, said Alex Brill, a research fellow at the American Enterprise Institute for Public Policy Research and former senior adviser to the U.S. House Ways and Means Committee.
“I think we sometimes forget that innovation doesn’t just come from more fuel-efficient cars or faster computers,” Brill said. “Financial market innovation is equally valuable.”

Lending Club and Prosper have financed more than $400 million in combined loans since the peer-to-peer lending industry began in 2006. Although the marketplace is expanding rapidly, it is still relatively small compared with the $2.4 trillion in total U.S. consumer debt.
The growth in dollars has been “quite impressive,” Brill said, but in terms of the number of competing companies, the growth has been “underwhelming.” He attributed the lack of competition in part to the high regulatory burden.
In December, the Office of the Kansas Securities Commissioner warned that in peer-to-peer lending, lenders don’t know the borrower’s identity, making it impossible to independently verify the status of the borrower’s finances and business prospects.
Grosbach said he felt “confident that Lending Club is doing the job that I’m asking them to do, which is to give me an accurate picture of the borrowers.”
The swift growth of peer-to-peer lending has attracted the attention of financial market regulators, as well, leading the Securities and Exchange Commission in 2008 to classify peer-to-peer loans as securities and not simply a consumer banking service.
The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act requires the Government Accountability Office to submit a report to Congress by July 21 on how to structure peer-to-peer lending regulation. Brill called the report a “potential turning point.”
“I think there’s an opportunity for the GAO to help advocate for some of the lower-cost regulatory options that would reduce the compliance burden in helping the industry grow,” Brill said. “If they do make recommendations about how to streamline the regulatory process, then I think it will be the beginning of another period of growth for peer-to-peer lending.”